FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Eighth Investor Conference: Chief Executive Officer of Telefónica Europa	2

Continued outperformance, whilst seizing the digital opportunity Chairman and Chief Executive Officer, Telefónica Europe

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

outperformance will continue through focus on value and business model extension
Market leadership in high value smartphone segment Led market away from unlimited data tariffs Under-indexed on low value dongle market in UK LTE spectrum in Germany — landscape set for 15 years Acquired HanseNet to deliver growth in convergent market Acquired Jajah with significant IP capability Growing business beyond core mobile via Media, Financial Services and WiFi Network quality comparable with the best

Greater rationality and options for improving the environment Regulation: · MTR certainty until at least 2013/2014 in UK & Germany · Data roaming price reductions to be offset by usage elasticity over time LTE: · Nationwide coverage opportunity in Germany via 800 MHz · Catalyst is data devices in Germany in H2 11, other countries spectrum dependent Industry Partnerships: · Where limited customer differentiation (e.g. network sharing) · Or market scale is needed (e.g. Media, Financial Services) Data monetisation, a necessity for all: · Current disruptive competitors unlikely to change market pricing Data delivery: · Unit cost reducing with more efficient spectrum <1 GHz · Situation specific: WiFi, LTE, Femtocells

Our strategy remains meeting evolving customer needs, driving market dynamics, delivering market leading profit growth T. Europe subscriber share1 22.3% Outperform the market in a fast changing environment 21.3% Leading smartphone adoption in Europe 20.4% Moving away from unlimited data in UK Breaking the subsidy model in Germany FY 2008 FY 2009 FY 2010E Build capability in our core business and beyond T. Europe MSR share2,3 25.1% Co-operation in Mobile Advertising and Financial 24.4% Services 23.6% Investing in M2M across T. Europe Czech R. growing ICT business and Security FY 2008 FY 2009 FY 2010E Restructure our cost base T. Europe mobile OIBDA share2 23.2% Online at the core 22.2% Network share in UK, Ireland & Czech R. 20.5% Transmission sharing to manage NGA costs Leverage TEF scale and global initiatives FY 2008 FY 2009 FY 2010E ICT: Information and Communications Technology; M2M: Machine to Machine; NGA: Next Generation Access 1 Source: T. Europe Estimates (UK, Germany, Czech Republic, does not include Ireland or Slovakia) 2 Source: BofAML Wireless Matrix Q1 11, T. Europe Estimates (UK, Germany, Czech Republic, does not include Ireland or Slovakia) 3 Includes ‘My Handy’ revenues in T. Germany 5

In Germany we have built a platform for sustainable growth

Market Position

Market Traction
- Tariff innovations, 'My Handy' offer
- CSI leader

Distribution
- Retail distribution network complete
- Over 2,000 business sales partners

Discount Brands
- 4.7m customers - Fonic / Tchibo

Integrated Business Model
- 3rd operator in German Telco market
- Cross-selling / up-selling opportunity

Infrastructure
- Network on par with market leaders
- Network sharing opportunities ahead

Cost Base
- ~20% reduction in employee numbers

Current market momentum is with us



T. Germany contract share of Net Additions[1]
24%
61%
67%
FY 2008
FY 2009
FY 2010E



Total Mobile Revenue growth (y-o-y)[1,2]
-2.8%
-6.6%
+2.9%
-1.2%
+7.1%
+3.2%
FY 2008
FY 2009
FY 2010E
T. Germany
Mobile Market



Mobile OIBDA growth (y-o-y)[1]
+7.0%
+6.5%
+20.5%
+1.3%
+10.2%
+3.2%
FY 2008
FY 2009
FY 2010E
T. Germany[3]
Mobile Market

CSI: Customer Satisfaction Index (internal metric measuring customer satisfaction relative to competitors)
[1] Source: BofAML Wireless Matrix Q1 11, Quarterly & annual reports of operators, T.Europe estimates
[2] Total Mobile Revenue = Total Revenue – Fixed Revenues
[3] OIBDA excludes the consolidation of HanseNet, non-recurrent restructuring expenses and one-offs

6

Investor Conference Telefónica

We are in the best position to exploit the mobile data opportunity

- **Germany at the start of the smartphone revolution**
  - Adoption levels ~2 years behind UK
  - Higher CLV driven by lower subsidies and less rich tariffs
  - Tiered data pricing from day 1
- **Telefónica Germany winning in the consumer data market**
- **LTE is a 3 Player Market**
  - Data coverage beyond 60% only economically feasible with 800 MHz
  - 3G investment in market stopped at ~60% coverage
  - Commercial offerings H2 11: routers / dongles



Smartphone market relatively underdeveloped...
Installed Base, 2010E[1]
38%
17%



...Smartphone CLV higher in Germany
Indexed, relative to UK[2]
ILLUSTRATIVE
130
100



O_2 leading smartphone adoption...
Smartphone share of sales, Q4 10
88%
37%
Market[3]
O_2



...O_2 customers increasingly paying for mobile data...
% Contract customer on paid for data plans
18%
6%
11%
20%
FY 2009
FY 2010
Data PayGo
Data Plan

TESTSIEGER TELEFONIE connect GUT

Test scores	Voice	Data
O_2	163	243
T-Mobile	149	229
Vodafone	152	277
E-Plus	142	127

Kundenmonitor Deutschland

MNO winner: 2006, 2007, 2008, 2009, 2010

CLV: Customer Lifetime Value, defined as ARPU, less interconnect and direct costs, per customer per month; **MNO**: Mobile Network Operator
[1] Source: Strategy Analytics, Jun-10, Smartphone installed base as % of total handset installed base
[2] Source: T.Europe estimates, FY 2010
[3] Source: GfK Retail & Technology

7

Investor Conference Telefónica

We are well positioned as an integrated player to enhance our growth and capture more value from our customers

HanseNet brought a step-change impact on our business...

Market Success (Alice)

- **DSL turnaround** (Net adds H2 10) — **106k** (vs. -14k H2 09)
- **Market share gains** (Share of total FBB net adds H2 10[1]) — **20%**
- **Customer potential for cross-selling of O_2 mobile[2]** Company merger on 1 April 2011 a catalyst — **1.3m HH**

Costs / Network

- **Smart NGN upgrade** (HH coverage with own and regulated accesses) — **~25%**
- **Significant cost synergies** (Cumulative OpEx reduction FY 2010-2013) — **~€200m**

...integrated offerings to capture more value from our customer base


Mobile Data
Fixed BB / TV
Mobile Voice
1&1
O2
vodafone
T
e-plus

Combined household reach via O_2 / HanseNet[3]	26%
Converged customers have significantly lower churn[4]	-50%

FBB: Fixed Broadband accesses; **NGN:** Next Generation Networks; **HH:** Households
[1] Source: Quarterly & annual reports of operators; T.Europe estimates
[2] Number of Alice DSL customers without Alice mobile / O_2 mobile
[3] Share of households with minimum one O_2 /Alice product, Dec-10
[4] Converged contract voice churn rate vs. standalone product rate, Q4 10 figures

8

Investor Conference Telefónica

We will outperform in Europe's largest telco market

Market Share

- Increase share in no frills market
- SME / SoHo upside
- New MNP regulation from FY 2012
- Selective MNC growth

T. Germany mobile revenue market share[1]


15%
18%
FY 2010
FY 2013E

Mobile Data Opportunity

- Smartphones & tablets
- Fixed / mobile integration
- LTE: 800 MHz coverage

T. Germany MBB penetration[2]


20%
>45%
FY 2010
FY 2013E

New Growth Engines

- Opportunities through Telefónica verticals, e.g. M2M
- MPass and other micro-mobile payments
- Launch new innovative services e.g. Dating via Jajah

Increased Cash

- Increased cash generation: CapEx reducing and OIBDA expansion
- Short-term variability in margins (%) as a result of introduction of subsidised smartphones

T. Germany OpCF[3]


>3x
FY 2010
FY 2013E

MBB: Mobile Broadband accesses; **SME:** Small/Medium Enterprise; **SoHo:** Small office/Home office; **MNP:** Mobile Number Portability; **MNC:** Multinational Corporations
[1] Source: Quarterly & Annual reports from operators; T.Europe estimates
[2] MBB accesses with data attached rate/Total mobile customer base
[3] OIBDA-CapEx excluding spectrum

9

Investor Conference Telefónica

In Czech Republic we will continue to improve customer experience to deliver best in class cash flow performance

Sustaining market position in competitive market…

T. O2 CR revenue market share[1] (Fixed & Mobile)



42.8%
42.3%
42.5%
FY 2008
FY 2009
FY 2010E

…while maintaining a healthy margin in challenging macro environment…

Best in class OIBDA margin (comparable[2,3])



43.9%
44.3%
44.2%
FY 2008
FY 2009
FY 2010

… and investing in growth areas

CapEx[2]



€324m
57%
43%
€245m
54%
46%
€224m
51%
49%
FY 2008
FY 2009
FY 2010
Maintenance
Growth

Going forward…

- Support mobile data leadership by extending 3G coverage
  - Network share in rural areas
- Increase competitiveness in fixed broadband by upgrading to VDSL
- Implement efficiency program lowering costs despite growing volumes
- Grow non-core revenues along selected innovation verticals - M2M, Security & Cloud/Hosting Services
- Economic recovery from FY 2011

…delivering…

- **Increase in OpCF[4] during the FY 2011-2013E period - over €729[2] million in FY 2010**

[1] Source: Company reports and T.Europe estimates
[2] T. O2 Czech Republic Group including Slovakia
[3] OIBDA before management and brand fees; 2008 excludes €46m from the sale of real estate and the impacts from the Universal Serv., 2009 excludes €59m from the sale of real estate, the impact of the settlement agreement with T-Mobile, and from the Universal Serv. and 2010 excludes €17m from restructuring expenses and the impact from the Universal Serv.
[4] OIBDA – CapEx excluding spectrum

10

Investor Conference Telefónica

Elsewhere our portfolio of businesses continues to make an important contribution... Ireland Maintain OpCF1 levels at ~€200 million Hit 1 million customers in H2 11 Slovakia2 Turn cash flow positive in H2 11 Positive OIBDA delivered in H2 10 Product innovation hub in Silicon Valley Jajah Engineering hub in Tel Aviv Over €100 million revenue run-rate 1 OIBDA-CapEx excluding spectrum 2 Financial results reported as part of T. O2 Czech Republic Group

...whilst telefonica is developing a position as a leading player in services for MNCs Reinforced Global MNC Unit with >400 people; 37 countries focus with World class IP network reaching 139 countries global reach Strategic alliances to deliver global services Gartner’s Leaders Quadrant in European mobility services Complete Managed communications e.g. WAN, ToIP or managed mobility portfolio of ICT IT solutions e.g. security, “cloud” based solutions, M2M services VAS for customers e.g. telecom spend management, CRM Revenues up 7% CAGR 08-10 Significant Improving pipeline of customers Growth Recent deals won including AB Volvo, Fujitsu, Opportunity Celesio, Ferrovial, PSA Peugeot-Citröen, Alstom, BMW Share of global contract sales won in year WAN: Wide Area Network; ToIP: Telephony over IP; VAS: Value Added Services; CRM: Customer Relationship Management 1 Source: Ovum

The UK business continues to outperform through market leadership and superior execution Sustained momentum through market leadership T. O2 UK share of Market Service Revenues1 #1 for OIBDA 33% #1 for customer numbers #3 for OIBDA 29% O2 Wallet End of Unlimited O WiFi 22% 2 iPhone Exclusive O2 Media Jajah International Tesco Mobile Telefónica The O2 & Priority Gurus in Store Favourites 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Outstanding customer loyalty Superior profitability by focusing on value T. O2 UK contract churn vs. “Big3” competitors’ average2 T. O2 UK share of market OIBDA3 1 Source: BofAML Wireless Matrix Q1 11. 2 Source: Company press releases. Churn is calculated on a yearly basis and includes the reduction in churn resulting from the Everything Everywhere merger in FY 2010 3 Source: BofAML Wireless Matrix Q1 11 and internal estimates (Orange, T-Mobile, Vodafone, does not include 3 or MVNOs)

We are uniquely positioned to outperform in the next growth cycle

2004 - 2007

Data cards & Dongles

- **High data usage**
  - Dongles usage 3x smartphones
- **Low O_2 market share**
- **Data card and dongle CLV relatively low:**
  - Smartphone 4x higher CLV than dongles

2008 - 2009

Smartphone early adopters

- **Medium data usage**
- **High O_2 market share**
  - Keeping early adopters: smartphones drive greater loyalty
- **iPhone 1.3x CLV higher than comparable devices driven by:**
  - Higher ARPU
  - Higher propensity to take new services

2010 and beyond

Smartphone mass market

- **Penetration upside**
  - Prepay currently 12%[1]
- **Increasing CLV**
  - Specific smartphone tariffs
  - Tiered data tariffs
  - Scale and re-farming driving lower per MB cost
  - Declining average device cost
- **Extend product adoption**
  - New revenues from Financial services & Media

[1] Prepay smartphones/prepay mobile base excluding dongles and M2M accesses

14

Investor Conference

Telefónica

We are focused on profitable mobile data growth Distribution of iPhone + Android Usage We have improved the data experience for all Customers already pay for data usage Heavy-user1 management freed up 7% of bandwidth2 Almost 50% of smartphone users3 are on capped tariffs Data experience has improved for the profitable majority 3% reach the threshold where we contact them Of these customers c. 25% are buying an additional bolt-on 1 Monthly usage exceeding 3GB 2 All MBB traffic: Nov-10 vs. Oct-10 3 Consumer contract segment

New tariffs position us to accelerate penetration and monetisation Distribution of iPhone + Android Usage New tariffs offer “entry level” data to drive penetration, greater New tariffs flexibility, as well as packages for heavier users Lowest data allowance is now at 100MB

Still a large upside to come from per customer profitability and penetration

Individual usage will continue to grow…

- New applications and move to online services will continue to drive data usage
- Improving the data experience with 900MHz refarming & O_2 WiFi

Average mobile data usage

Usage on iPhone, indexed from Dec-08



100
180
242
FY 2008
FY 2009
FY 2010
FY 2013E

…whilst profitability improves…

Improving CLV on upgrade[1] to a smartphone for a specific customer

- Pre-tiered data tariffs



Directional
+£0.10
+£2.00
FY 2010
FY 2013E

- Tiered data tariffs
- Lower device cost differential
- Lower marginal network costs

…and adoption continues to increase as inflection point reached

- 62% of handsets sold in Q4 10 were smartphones[1]
- Low-cost devices will drive increased penetration of smartphones
- Relatively untapped opportunity in prepay
  - Only 12% smartphone penetration today[3]

T. O2 UK smartphone penetration[2]



29%
>55%
FY 2010
FY 2013E

[1] Contract segment
[2] Smartphones with data attached rate/total mobile base excluding dongles and M2M accesses
[3] Prepay smartphones/prepay mobile base excluding dongles and M2M accesses

17

Investor Conference Telefónica

Beyond connectivity — in mobile advertising we are uniquely positioned Brands (incl. SMEs) 3 Reporting & Analytics Analytics re-enforce the value of mobile advertising 1 Mobile Advertising Platform Booking & Ad network Inventory Provides a single Targeting sales & Ad server & Services planning, targeting booking & platform reporting point Consumers 2 Mobile Payment Platform Create a compelling payments & Wallet & M- Payment Transaction Payment redemption business commerce authorisation & enablers e.g. Cards services settlement NFCterminals Complete Rolling out Merchants (incl. Loyalty Schemes) Q3 / Q4 2011

O2 More already shows the effectiveness of mobile as an advertising medium Customers within 1/2 mile of shop Ability to target, based on customer data · Location, social (calling circle) and transactional data · Proactive input of preferences: customers opt-in · Offers always localised e.g. Starbucks 14% redemption Incremental business to brands · Incremental footfall rather than offering discounts on intended purchases Device / app agnostic Publicise and drive traffic to mobile app · Works for non-smartphones · Push messaging: no need for app or web browser · Sophistication in delivery to improve 9% take-up We will continue to innovate · Improved location based messaging / geofencing / WiFi · Combining print and mobile media

Summary We have outperformed by driving value Cash flow growth will be driven by: Market share growth Data penetration Return per customer In Germany we now have the capabilities to accelerate into the ‘Premier League’ with mobile data the catalyst Total aggregated cash flow to increase from Czech, Slovak and Irish businesses In the UK we continue to outperform and shape the market with business model extensions now a growing and transferable reality

Telefonica

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 14th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors